Form 51-102F3
Material Change Report

Item 1	Name and Address of Company

HIVE Blockchain Technologies Inc. ("HIVE" or the "Company")
855 - 789 West Pender Street
Vancouver, BC V6C 1H2

Item 2	Date of Material Change

September 10, 2021

Item 3	News Release

The news release reporting the material change was issued by HIVE and disseminated through Newsfile on September 10, 2021 and subsequently filed on SEDAR at www.sedar.com.

Item 4	Summary of Material Change

On September 10, 2021, the Company announced that it had ordered 2,292 M30S+ premium MicroBT WhatsMiners with a total hashrate of 229 Petahash per second (PH/s), with an average efficiency of approximately 34 Watts per Terahash (W/TH). The Company notes that 229 PH/s would generate approximately 52 Bitcoin per month based on current difficulty levels.

Item 5	Full Description of Material Change

Item 5.1	Full Description of Material Change

Please see the attached news release dated September 10, 2021.

Item 5.2	Disclosure for Restructuring Transactions

Not applicable.

Item 6	Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7	Omitted Information

Not applicable.

Item 8	Executive Officer

Darcy Daubaras Chief Financial Officer
Telephone: 604-664-1078

Item 9	Date of Report

September 13, 2021

HIVE BLOCKCHAIN TECHNOLOGIES LTD.

September 10, 2021

HIVE Blockchain Orders 2,292 M30S+ MicroBT High Performance Bitcoin Miners

This news release constitutes a "designated news release" for the purposes of the Company's prospectus supplement dated February 2, 2021 to its short form base shelf prospectus dated January 27, 2021.

Vancouver, Canada - HIVE Blockchain Technologies Ltd. (TSX.V:HIVE) (Nasdaq:HVBT) (FSE:HBF) (the "Company" or "HIVE") is pleased to announce that it has ordered 2,292 M30S+ premium MicroBT WhatsMiners with a total hashrate of 229 Petahash per second (PH/s), with an average efficiency of approximately 34 Watts per Terahash (W/TH). The Company notes that 229 PH/s would generate approximately 52 Bitcoin per month based on current difficulty levels.

Miner Purchase

HIVE is proud to continue its relationship with MicroBT through the purchase of 2,292 M30S+ WhatsMiner miners. These 2,292 miners will be delivered in 6 equal tranches of 382 miners during calendar 2022 commencing in July and ending in December. This will increase our global hash rate by 38.2 PH/s each delivery month.

Frank Holmes, Executive Chairman of HIVE said, "We only use green energy sourced from Geo-thermal and Hydro electricity to mine our Bitcoins, thus we do not need to buy expensive carbon credits."

This purchase brings the total to 5,292 MicroBT miners with a total mining capacity of 523 PH/s announced just this week. We will continue our strategy to increase our Bitcoin mining capacity which includes the sourcing of mining equipment from leading industry manufacturers like MicroBT. HIVE intends to continue to utilize cash flow to make opportunistic investments and upgrade our fleet of BTC and ETH mining equipment on a regular monthly basis.

Biweekly Status Update

HIVE is also announcing that it expects to file its annual financial statements and accompanying management's discussion and analysis for the financial year ended March 31, 2021 (collectively, the "Annual Filings"), on or before September 16, 2021. As a result of the delayed Annual Filings the Company will have a delay in the filing of its interim financial statements, management's discussion and analysis, and the related certifications for the period ended June 30, 2021 ("Interim Filings"), which have a filing deadline of August 30, 2021. HIVE will continue to provide biweekly status updates on the delay of filing its Annual Filings and Interim Filings. This means the board and management are in a black out period and can not trade in the shares until the Annual Filings and the Interim Filings have been filed.

HIVE management confirms that it is working diligently to meet the Company's obligations relating to its Annual Filings and that, since it announced a delay of its Annual Filings (the "Filings Notice") there is no material change to the information set out in the Filings Notice that has not been generally disclosed and there has been no failure by the Company in fulfilling its stated intentions with respect to satisfying the provisions of the alternative information guidelines set out in NP 12-203. While subject to the MCTO, the Company will continue to comply with the provisions of the alternative information guidelines under NP 12- 203 by issuing bi-weekly status reports until it has satisfied the necessary filing requirements.

About HIVE Blockchain Technologies Ltd.

HIVE Blockchain Technologies Ltd. went public in 2017 as the first cryptocurrency mining company with a green energy and ESG strategy.

HIVE is a growth-oriented technology stock in the emergent blockchain industry. As a company whose shares trade on a major stock exchange, we are building a bridge between the digital currency and blockchain sector and traditional capital markets. HIVE owns state-of-the-art, green energy-powered data centre facilities in Canada, Sweden, and Iceland, where we source only green energy to mine on the cloud and HODL both Ethereum and Bitcoin. Since the beginning of 2021, HIVE has held in secure storage the majority of its ETH and BTC coin mining rewards. Our shares provide investors with exposure to the operating margins of digital currency mining, as well as a portfolio of cryptocurrencies such as ETH and BTC. Because HIVE also owns hard assets such as data centers and advanced multi-use servers, we believe our shares offer investors an attractive way to gain exposure to the cryptocurrency space. HIVE traded over 2 billion shares in 2020.

We encourage you to visit HIVE's YouTube channel here to learn more about HIVE.

For more information and to register to HIVE's mailing list, please visit www.HIVEblockchain.com. Follow @HIVEblockchain on Twitter and subscribe to HIVE's YouTube channel.

On Behalf of HIVE Blockchain Technologies Ltd.

"Frank Holmes"

Executive Chairman

For further information please contact:

Frank Holmes

Tel: (604) 664-1078

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this news release

Forward-Looking Information

Except for the statements of historical fact, this news release contains "forward-looking information" within the meaning of the applicable Canadian securities legislation that is based on expectations, estimates and projections as at the date of this news release. "Forward-looking information" in this news release includes, but is not limited to, statements with respect to information about the proposed purchase of equipment from MicroBT, including the potential increase in hashpower, the potential for the Company's long-term growth, business goals and objectives of the Company, and other forward-looking information concerning the intentions, plans and future actions of the parties to the transactions described herein and the terms thereon.

Factors that could cause actual results to differ materially from those described in such forward-looking information include, but are not limited to: the volatility of the digital currency market; the Company's ability to successfully mine digital currency; the timely delivery of equipment from MicroBT and the Company's ability to operate the equipment on an economic basis or at all; the Company may not be able to profitably liquidate its current digital currency inventory as required, or at all; a material decline in digital currency prices may have a significant negative impact on the Company's operations; the volatility of digital currency prices; continued effects of the COVID-19 pandemic may have a material adverse effect on the Company's performance as supply chains are disrupted and prevent the Company from carrying out its expansion plans or operating its assets; and other related risks as more fully set out in the registration statement of Company and other documents disclosed under the Company's filings at www.sec.gov/EDGAR and www.sedar.com.

The forward-looking information in this news release reflects the current expectations, assumptions and/or beliefs of the Company based on information currently available to the Company. In connection with the forward-looking information contained in this news release, the Company has made assumptions about the Company's ability to complete and file the Annual Filings. The Company has also assumed that no significant events occur outside of the Company's normal course of business. Although the Company believes that the assumptions inherent in the forward-looking information are reasonable, forward-looking information is not a guarantee of future performance and accordingly undue reliance should not be put on such information due to the inherent uncertainty therein.